# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GFL Environmental Inc., CIK 0001780232
CUSIP: 36168Q104
Title of class of securities: Subordinate Voting Shares, no par value
Address of issuer's principal executive offices: 100 New Park Place, Suite 500, Vaughan, Ontario Canada (A6), L4K 0H9
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001845837

## Reporting persons
- Patrick Dovigi: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 25,688,228; shared voting power 0; sole dispositive power 25,688,228; shared dispositive power 0; aggregate amount beneficially owned 25,688,228 (6.8% of the class)

## Item 1. Issuer
Name of issuer: GFL Environmental Inc.
Address of issuer's principal executive offices: 100 New Park Place, Suite 500 Vaughan, Ontario, Canada L4K 0H9

## Item 2. Person Filing
Name of person filing: Patrick Dovigi
Address of principal business office or, if none, residence:
c/o GFL Environmental Inc.
100 New Park Place, Suite 500
Vaughan, Ontario, Canada L4K 0H9
Citizenship: Canadian

## Item 4. Ownership
Amount beneficially owned:
As of September 30, 2025, Patrick Dovigi (the "Reporting Person") may be deemed to beneficially own an aggregate of 25,688,228 subordinate voting shares, no par value (the "Subordinate Voting Shares") of GFL Environmental Inc. (the "Issuer") as follows: (a) 312,301 multiple voting shares, which are convertible into Subordinate Voting Shares on a one-for-one basis, and options currently exercisable within 60 days into 13,875,262 Subordinate Voting Shares held directly; (b) 2 Subordinate Voting Shares held directly by Omega Jo Inc., an entity controlled by the Reporting Person; and (c) 11,500,663 multiple voting shares, which are convertible into Subordinate Voting Shares on a one-for-one basis held in trusts established for the benefit of immediate family members for which Reporting Person serves as trustee and, in such capacity, has investment and voting discretion over the shares held by each trust.

Calculations of the percentage of Subordinate Voting Shares of the Issuer beneficially owned is based on 351,531,865 Subordinate Voting Shares outstanding as of June 30, 2025, as reported in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on August 1, 2025, and take into account any options held directly or indirectly by the Reporting Person and the conversion of any multiple voting shares held directly or indirectly by the Reporting Person as converted on a one-for-one basis, as applicable. The Reporting Person may be deemed to be the beneficial owner of the Subordinate Voting Shares listed on his cover page.

For U.S. securities law purposes, by virtue of a certain Investor Rights Agreement, dated as of March 5, 2020 (the "Investor Rights Agreement"), entered into by and among the Reporting Person and certain of his affiliates (the "Dovigi Group"), the Issuer and solely for certain limited purposes, BC Partners Advisors, L.P. ("BC Partners"), the Dovigi Group and BC Partners and certain of its affiliates may be deemed to be part of a "group" for purposes of Section 13(d) of the Exchange Act. However, neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that such persons are members of any such group. Each of the Reporting Person and BC Partners and its respective affiliates are separately making a Schedule 13G filing reporting the Subordinate Voting Shares they may be deemed to beneficially own. The Reporting Person disclaims beneficial ownership of any Subordinate Voting Shares that may be deemed to be beneficially owned by BC Partners and its affiliates.
Percent of class: 6.8%
Sole power to vote or to direct the vote: See each cover page hereof.
Shared power to vote or to direct the vote: See each cover page hereof.
Sole power to dispose or to direct the disposition: See each cover page hereof.
Shared power to dispose or to direct the disposition: See each cover page hereof.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 4.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Patrick Dovigi: Patrick Dovigi, Patrick Dovigi (11/07/2025)